Exhibit 99.37

MAVERIX METALS CLOSES THE PURCHASE OF A SILVER STREAM ON

NORTHERN VERTEX’S MOSS MINE

December 12, 2018, Vancouver, British Columbia — Maverix Metals Inc. (“Maverix”) (TSX-V: MMX) reports that the previously announced acquisition of a silver stream on the operating Moss mine from a wholly-owned subsidiary of Northern Vertex Mining Corp. (TSX-V: NEE) has been completed.

Full details of the transaction can be found in Maverix’s news release dated December 6, 2018.

About Maverix

Maverix Metals Inc. is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to the gold price and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:      info@maverixmetals.com

Website:  www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.